UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sky Solar Holdings, Ltd.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

83084J103(1)
(CUSIP Number)

Mitsutoshi Nishiyama
Japan NK Investment K.K.
9th Fl. Kotobuki Bldg., 10-4
Iwamotocho-3chome, Chiyoda-ku, Tokyo 101-0032
Telephone: +813 5839 2046

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Japan NK Investment K.K., TC3 G.K., Hidenori Nakagawa, Keystone Partners Co., Ltd., Japan Revival Sponsor Fund III, LPS, Satoshi Koyama and Tomoaki Tsutsumi, with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings. Ltd., a Cayman Islands company (the “Issuer” or “Company”).
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1) This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing eight of the Ordinary Shares of the Issuer.

CUSIP No. 83084J103	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan NK Investment K.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J103	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TC3 G.K.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 83084J103	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hidenori Nakagawa
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J103	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keystone Partners Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 83084J103	13D	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Japan Revival Sponsor Fund III, LPS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 83084J103	13D	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Satoshi Koyama
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 83084J103	13D	Page 8 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tomoaki Tsutsumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 152,107,954
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 152,107,954
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,107,954
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.
This Schedule 13D relates to the Ordinary Shares, par value US$0.0001 per share (the “Ordinary Shares”), of Sky Solar Holdings, Ltd. (the “Company” or “Issuer”). The Company’s principal executive office is located at Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Special Administrative Region, the People’s Republic of China.

Item 2.  Identity and Background.
 This Schedule 13D is being filed jointly by the Reporting Persons in accordance with the provisions of Rule 13d-1(k)(1) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing solely because each of the Reporting Persons may be considered to be the beneficial owner of the same Ordinary Shares.
Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
Japan NK Investment K.K. is a Japanese corporation. TC3 G.K. is a Japanese limited liability company. Hidenori Nakagawa is a citizen of Japan. Japan Revival Sponsor Fund III, LPS is a Japanese limited partnership. Keystone Partners Co., Ltd. is a Japanese corporation and the general partner of Japan Revival Sponsor Fund III, LPS. Satoshi Koyama is a citizen of Japan. Tomoaki Tsutsumi is a citizen of Japan. Satoshi Koyama and Tomoaki Tsutsumi are the representative directors of Keystone Partners Co., Ltd.

Item 3.  Source or Amount of Funds or Other Consideration.
The information set forth in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.
It is currently anticipated that Japan NK Investment K.K. will require approximately US$38.0 million to complete the purchase of Ordinary Shares (including Ordinary Shares represented by ADSs) (the “Shares”) as set forth in the Agreement (as defined in Item 4 below). This amount excludes the funds which may be required to pay the costs and expenses associated with the purchase of the Shares. It is currently anticipated that the purchase will be financed by way of (i) capital contributions to Japan NK Investment K.K. from third parties and (ii) borrowings from Japan Revival Sponsor Fund III, LPS.

Item 4.  Purpose of Transaction.
 Japan NK Investment K.K. intends to purchase the Shares (the “Share Purchase”), in accordance with the stock purchase agreement entered into on March 1, 2019 by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited (the “Agreement”), based on the Reporting Persons’ belief that the Ordinary Shares are undervalued and represents an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares at prices that would make the purchase of Ordinary Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Ordinary Shares or ADSs on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.
The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, whether in the ordinary course of business or otherwise, including, without limitation, conducting (or directing advisers to conduct) analyses or due diligence investigations, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer, its business, operations and management and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer, or exercising its voting power over the Shares, concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, sale of certain assets of the Issuer or its subsidiaries, issuance of dividends, board structure (including board composition) or operations of the Issuer, purchasing additional Ordinary Shares or ADSs, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth in this Schedule 13D and in connection with the Share Purchase described herein, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
The details of the Share Purchase are as follows:
Seller	Number of Ordinary Shares (excluding Ordinary Shares represented by ADS) Sold	Per Ordinary Share Consideration (in US$)	Number of ADSs Sold (1 ADS represents 8 Ordinary Shares)	Per ADS Consideration (in US$)	Number of Ordinary Shares (including Ordinary Shares represented by ADSs) Sold	Total Consideration (in US$)
Flash Bright Power Ltd	2,600,006	0.25/Ordinary Share	13,386,013	2.00/ADS	109,688,110	27,422,027.50
Rihuaxing Limited	9,300,000	0.25/Ordinary Share	0	/	9,300,000	2,325,000.00
Sunpeak Universal Holdings, Inc.	29,519,844	0.25/Ordinary Share	0	/	29,519,844	7,379,961.00
Bright Reality Investment Limited	3,600,000	0.25/Ordinary Share	0	/	3,600,000	900,000.00
Total	45,019,850		13,386,013		152,107,954	38,026,988.50
The description of the Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
(a) and (b) The information contained on each of the cover pages of this statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.
(c) The following table sets forth the beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company for each of the Reporting Persons.
	Shares Beneficially Owned	Percentage of Total*	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Japan NK Investment K.K.	152,107,954	36.3%	0	152,107,954	0	152,107,954
TC3 G.K.	152,107,954	36.3%	0	152,107,954	0	152,107,954
Hidenori Nakagawa	152,107,954	36.3%	0	152,107,954	0	152,107,954
Keystone Partners Co., Ltd.	152,107,954	36.3%	0	152,107,954	0	152,107,954
Japan Revival Sponsor Fund III, LPS	152,107,954	36.3%	0	152,107,954	0	152,107,954
Satoshi Koyama	152,107,954	36.3%	0	152,107,954	0	152,107,954
Tomoaki Tsutsumi	152,107,954	36.3%	0	152,107,954	0	152,107,954
* Percentages are calculated based on 419,546,514 Ordinary Shares (including Ordinary Shares represented by ADSs) issued and outstanding as of December 31, 2017, including, with respect to each Reporting Person, the Ordinary Shares that such person has the right to acquire within 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.
On March 1, 2019, the Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited entered into the Agreement, a copy of which is attached hereto as Exhibit 99.1.
On March 11, 2019, the Reporting Persons entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.
Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.
Exhibit No.	Description

99.1
Stock Purchase Agreement by and among Japan NK Investment K.K., Flash Bright Power Ltd., Rihuaxing Limited, Sunpeak Universal Holdings, Inc. and Bright Reality Investment Limited, dated as of March 1, 2019.

99.2	Joint Filing Agreement by and among the Reporting Persons, dated March 11, 2019.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 11, 2019
JAPAN NK INVESTMENT K.K.

By:	/s/ Mitsutoshi Nishiyama
	Name:	Mitsutoshi Nishiyama
	Title:	Chief Executive Officer

TC3 G.K.

By:	/s/ Hidenori Nakagawa
	Name:	its Representative Member
	Title:	Three Stars Co., Ltd.
Hidenori Nakagawa,
Representative Director

HIDENORI NAKAGAWA

By:	/s/ Hidenori Nakagawa

KEYSTONE PARTNERS CO., LTD.

By:	/s/ Satoshi Koyama
	Name:	Satoshi Koyama
	Title:	Representative Director

JAPAN REVIVAL SPONSOR FUND III, LPS

By:	/s/ Satoshi Koyama
	Name:	Satoshi Koyama
	Title:	Representative Director

SATOSHI KOYAMA

By:	/s/ Satoshi Koyama

TOMOAKI TSUTSUMI

By:	/s/ Tomoaki Tsutsumi